SECURITIES [AND EXCHANGE COMMI]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER
8- 45657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BBVA Bancomer Securities International, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd., Suite 1260W

(No. and Street)

Houston, TX 77056

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvador Puente 713-871-9393

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name — *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 Houston TX 77002

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvador Puente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Bancomer Securities International, Inc., as of December 31, 2001, ~~19~~___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CASANDRA YAZDANPANAH
MY COMMISSION EXPIRES
May 9, 2005

Casandra Yazdanpanah
Notary Public

S Puente J.
Signature

TREASURER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2900
1201 Louisiana Street
Houston TX 77002-5678
Telephone (713) 356 4700
Facsimile (713) 356 4717

Report of Independent Accountants

To the Stockholders and Directors of
BBVA Bancomer Securities International Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Bancomer Securities International Inc. (Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 18, 2002

BBVA Bancomer Securities International Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 6,048,133
Deposits held by clearing brokers, restricted	350,503
Commission receivable from clearing brokers	347,423
Receivable from affiliates and related party	89,231
Accounts receivable	33,060
Furniture and equipment, net of accumulated depreciation of $376,610	62,493
Other assets	46,111
	$ 6,976,954

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 255,212
Payable to clearing brokers	48,848
Taxes payable	49,239
Bonuses payable	135,596
Total liabilities	488,895
Stockholders' equity:	
Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	6,999,900
Accumulated deficit	(511,941)
Total stockholders' equity	6,488,059
Total liabilities and stockholders' equity	$ 6,976,954

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.
Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commission income	$ 4,094,417
Administrative and referral fees - related party	891,883
Interest income	158,343
Other income	38,095
Total revenues	5,182,738
Expenses:	
Floor brokerage and clearance	466,823
Employee compensation	899,594
Professional fees	333,500
Office overhead	121,453
Travel and entertainment	81,639
Communication	125,740
Depreciation	31,099
Property and franchise tax	24,596
Other operating expenses	109,293
Total expenses	2,193,737
Income before provision for income taxes	2,989,001
Provision for income taxes	146,517
Net income	$ 2,842,484

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total
December 31, 2000	$ 100	$ 6,999,900	$ (3,354,425)	$ 3,645,575
Net income			2,842,484	2,842,484
December 31, 2001	$ 100	$ 6,999,900	$ (511,941)	$ 6,488,059

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:-	
Net income	$ 2,842,484
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	31,099
(Increase) decrease in operating assets:	
Deposits held by clearing brokers	30,740
Commission receivable from clearing brokers	(207,706)
Receivable from affiliates and related party	155,095
Accounts receivable	(33,060)
Other assets	(22,741)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	154,350
Payable to clearing brokers	3,328
Taxes payable	30,496
Bonuses payable	30,658
Net cash provided by operating activities	3,014,743
Cash flows from investing activities:	
Purchases of furniture and equipment	(25,437)
Net cash used in investing activities	(25,437)
Net increase in cash and cash equivalents	2,989,306
Cash and cash equivalents, beginning of year	3,058,827
Cash and cash equivalents, end of year	$ 6,048,133
Supplemental disclosure of cash flow information:	
Income taxes paid during the year	$ 114,776

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Company

BBVA Bancomer Securities International Inc. (Company or Bancomer) is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated under the laws of New York State on January 11, 1993. The Company is 90% owned by BBVA Bancomer Holdings Corporation (BHC), which is a wholly-owned subsidiary of Casa De Bolsa Bancomer (Parent) in Mexico. The Parent is wholly-owned by BBVA Bancomer, S.A. (BSA) which is wholly-owned by Grupo Financiero BBVA Bancomer (BBVA). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of the Parent and Mexican securities to U.S. institutional customers.

General

The books and records of the Company are maintained on an accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to two clearing brokers (Clearing Brokers).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

Revenues

Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Administration fees are recorded based on the monthly volume of securities confirmed by the Company on behalf of the affiliates and the monthly contract amount. Referral fees are recorded based on the monthly volume of activity referred to by the Company pursuant to agreements with an affiliate and a related party, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash and overnight federal funds held by a money center commercial bank.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. The cost of furniture is being depreciated over a five-year period on a straight-line basis. The cost of computer equipment is being depreciated over a three-year period on a straight-line basis. Cost of maintenance and repairs is charged to expense. Cost and accumulated

depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes
The Company's revenues and expenses are included in the consolidated tax return filed by BHC. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company may record a tax benefit for net operating losses, if such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments
Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from affiliates and related party, accounts receivable, accounts payable and accrued expenses and payable to clearing brokers approximate their fair value.

2. Related-Party Transactions

Administrative and referral fees of $328,920 and $562,963, respectively and commission income of $164,406 were earned for services provided to the Parent, other affiliates and a related party. The Company recorded floor brokerage and clearance charges of $174,367 for services provided by the Parent and $20,206 of the payable to clearing brokers balance represents amounts due at December 31, 2001 for such services.

The Company's activities are substantially governed by the Parent, and the Company receives financial and administrative support from affiliates. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity. As of December 31, 2001, the Parent paid approximately $1,000,000 of employee salaries on behalf of the Company, which will not be reimbursed by the Company and therefore have not been reflected in the accompanying Statement of Operations.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2001, there were no amounts owed to the Clearing Brokers by these customers.

4. Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2001:

Furniture and fixtures	$ 221,208
Computer equipment	217,895
	439,103
Less - accumulated depreciation	376,610
Furniture and equipment, net	$ 62,493

5. Accounts Payable and Accrued Expenses

As of December 31, 2001, accounts payable and accrued expenses consist primarily of professional fees totaling $244,515.

6. Commitment From BSA to Bancomer

BSA has committed to take appropriate measures to ensure that the Company is in a position to meet any minimum regulatory capital requirements and similarly to meet all liabilities and obligations due to third parties.

7. Commitments and Contingencies

The Company is committed under a noncancelable lease agreement for office space in Houston, Texas which expires in 2002, and is additionally committed under various operating leases for equipment, services and automobiles, which expire during various dates through 2004. Approximate future minimum aggregate rentals under these leases are as follows:

Year ending December 31,	
2002	$ 103,414
2003	46,800
2004	689
	$ 150,903

The office lease contains provisions for escalations based on increases in certain costs incurred by the lessor and the Company has the option to renew the lease upon the completion of the original lease term. Office rent expense for the year ended December 31, 2001 was $88,486.

The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan amounted to $13,267 in 2001.

8. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule), which requires the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 $^2/_3$% of aggregate indebtedness, as defined. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,488,059 which was $6,216,968 in excess of the minimum requirement of $32,593. The Company's aggregate indebtedness to net capital ratio was .08 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Schedule II.

9. Income Taxes

At December 31, 2001, the Company had a deferred tax asset of approximately $791,000 primarily due to the benefit of net operating loss carryforwards of $2,259,000 for tax reporting purposes. A valuation allowance has been established against the entire amount of this asset as it has been determined that it is more likely than not the future benefit will not be realized.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations, as a result of the following:

(in thousands)

Tax at U.S. statutory rate	$ 1,046,150
Reduction in income taxes resulting from:	
Adjustment of valuation allowance on deferred tax assets	(862,230)
Other	(37,403)
	$ 146,517

10. Concentration of Credit Risk and Off-Balance-Sheet Risk

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the

institutional customers. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

11. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2001.

Supplemental Schedules

BBVA Bancomer Securities International Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2001

Stockholders' equity		$ 6,488,059
Deduct:-		
Nonallowable assets:		
Furniture and equipment, net	62,493	
Receivable from affiliates and related party	89,231	
Other assets (including excess clearing broker deposits)	79,774	
Total nonallowable assets	(231,498)	
Net capital before haircuts on securities position		6,256,561
Haircuts on securities:		
Money market fund		7,000
Net capital		6,249,561

Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1

Aggregate indebtedness (total liabilities)	(488,895)	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)		32,593
Net capital in excess of minimum requirements		6,216,968
Ratio of aggregate indebtedness to net capital		.08 to 1

There are no material differences between the amounts reported above and those included in the Company's December 31, 2001 unaudited, amended FOCUS report as filed on February 22, 2002.

BBVA Bancomer Securities International Inc.
Computation for Reserve Requirement and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-1
December 31, 2001

The Company is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers who promptly transmit all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

BBVA Bancomer Securities International Inc.

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

PricewaterhouseCoopers LLP
Suite 2900
1201 Louisiana Street
Houston TX 77002-5678
Telephone (713) 356 4700
Facsimile (713) 356 4717

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Stockholders and Directors of
BBVA Bancomer Securities International Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BBVA Bancomer Securities International Inc. (Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 18, 2002

PRICEWATERHOUSECOOPERS

BBVA Bancomer Securities International Inc.

Financial Statements
December 31, 2001